

September 25, 2024

Shelley Simpson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745

      Re: J.B. Hunt Transport Services, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 14, 2024
          File No. 000-11757

Dear Shelley Simpson:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

      Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 70

1.   We note your disclosure regarding changes in your peer group, and your disclosure regarding the peer groups used in 2020, 2021, 2022 and 2023. We also note that your 2023 peer group is the same as the peer group you used in 2022. In future filings, if your peer group has not changed from the one you used in the immediately preceding fiscal year, please ensure that the peer group total shareholder return information for each of the years in the table is presented using the peer group for the most recent year in the table. See Item 402(v)(2)(iv) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 128D.07.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program